TROUTMAN SANDERS LLP

ATTORNEYS AT LAW
A LIMITED LIABILITY PARTNERSHIP

401 9TH STREET, N.W. - SUITE 1000
WASHINGTON, D.C. 20004-2134
www.troutmansanders.com
TELEPHONE: 202-274-2950

RECEIVED
2008 APR 16 P 4:46
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Nicole Skinner
nicole.skinner@troutmansanders.com

Direct Dial: 202-274-2935
Fax: 202-654-5675

April 1, 2008

08001806

SUPPL

VIA MESSENGER

Velma Smith
Securities and Exchange Commission
Office of Corporate Finance
100 F Street, N.E.
Washington DC 20549

Re: Name Change for General Minerals Corporation (Commission File No. 082-34810)

Dear Ms. Smith:

Enclosed please find a letter to you from our client, Sprott Resource Corporation, regarding its recent name change. Please do not hesitate to contact us should you have any questions.

Sincerely yours,

Nicole A. Skinner

cc: Kevin Bambrough, Sprott Resource Corp.
Thomas M. Rose, Esq., Troutman Sanders, LLP

Enclosures

PROCESSED
APR 18 2008
THOMSON FINANCIAL

4/17

Sprott Resource Corp.
Royal Bank Plaza, South Tower
200 Bay Street
Suite 2750, P.O. Box 90
Toronto, Ontario M5J 2J2

Telephone: 416 977 7333
Facsimile: 416 977 9555

RECEIVED
2008 APR 16 P 4: 45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Sprott Resource Corp.

March 31, 2008

VIA FACSIMILE

Securities and Exchange Commission
Office of Corporation Finance
100 F Street, NE
Washington, DC 20549
Fax No.: (202) 504-2474
Attention: Velma Smith

Re: Name change for General Minerals Corporation (Commission File No. 082-34810)

Dear Ms. Smith:

General Minerals Corporation is exempt from registration under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption from registration available pursuant to Rule 12g3-2(b) under the Exchange Act. The paper filings it has furnished to the Commission have been noted on its EDGAR profile under CIK number 0001303390. As of August 31, 2007, General Minerals Corporation changed its name to Sprott Resources Corp. A copy of the Certificate of Amendment reflecting such change is attached hereto as Annex A. Sprott Resources Corp. respectfully requests that you update the EDGAR profile associated with CIK number 0001303390 to reflect this name change.

A letter reporting this change has also been sent to Elliott Staffin with the Office of International Corporate Finance.

The Company looks forward to your response on this matter. Please do not hesitate to contact the undersigned should you have any questions or concerns regarding the foregoing.

Sincerely,

Kevin Bambrough
President and CEO

cc: Elliott Staffin, Office of International Corporate Finance
Thomas M. Rose, Esq.

Industry Canada | Industrie Canada

Certificate of Amendment | **Certificat de modification**

Canada Business Corporations Act | **Loi canadienne sur les sociétés par actions**

Sprott Resource Corp. | 306121-3

Name of corporation-Dénomination de la société | Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended:

Je certifie que les statuts de la société susmentionnée ont été modifiés:

- ☐ a) under section 13 of the *Canada Business Corporations Act* in accordance with the attached notice; / a) en vertu de l'article 13 de la *Loi canadienne sur les sociétés par actions*, conformément à l'avis ci-joint;
- ☐ b) under section 27 of the *Canada Business Corporations Act* as set out in the attached articles of amendment designating a series of shares; / b) en vertu de l'article 27 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes désignant une sérié d'actions;
- ☑ c) under section 179 of the *Canada Business Corporations Act* as set out in the attached articles of amendment; / c) en vertu de l'article 179 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes;
- ☐ d) under section 191 of the *Canada Business Corporations Act* as set out in the attached articles of reorganization; / d) en vertu de l'article 191 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses de réorganisation ci-jointes;

Richard G. Shaw
Director - Directeur

August 31, 2007 / le 31 août 2007
Date of Amendment - Date de modification

Canada

SEP. 5. 2007 8:06AM H17 INDUSTRY CANADA :16 PAGE 003/007 Fax Server NO. 7424 P. 3

Industry Canada | Industrie Canada

Canada Business Corporations Act | Loi canadienne sur les sociétés par actions

FORM 4
ARTICLES OF AMENDMENT
(SECTIONS 27 OR 177)

FORMULAIRE 4
CLAUSES MODIFICATRICES
(ARTICLES 27 OU 177)

1 — Name of the Corporation — Dénomination sociale de la société	2 — Corporation No. — N° de la société
General Minerals Corporation	308121-3

3 — The articles of the above-named corporation are amended as follows: Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante :

The Corporation be authorized to amend the Corporation's articles to change the name of the Corporation from "General Minerals Corporation" to "Sprott Resource Corp."

Signature	Printed Name — Nom en lettres moulées	4 — Capacity of — En qualité de	5 — Tel. No. — N° de tél.
	Ralph Fitch	President	

IC 3069 (2003/06)

END